Exhibit 15

Shareholder Letter dated November 25, 2019

Title: “Update: Agoura Hills, CA investment recovered”

Subtitle: “We were able to receive the full principal back, as well as an internalized rate of return of approximately 9.7%.”

We’re happy to report that the Agoura Hills, CA investment has been recovered and that we were able to receive the full principal back, as well as an internalized rate of return of approximately 9.7%.

Although we had been prepared for the legal process to take a year or more to resolve, through diligent and decisive action, we were able to quickly achieve an outcome whereby we received approximately $2.9 million, which equates to more than 90% of the total outstanding accrued interest and principal as of the maturity date.

While we were able to successfully achieve a positive return for our investors in this instance, it’s important to acknowledge that this may not always be the case. Over the course of hundreds of investments, there will likely be future cases (although hopefully rare) in which the results are not as favorably or expeditiously achieved.

As always, we will continue to update you as we move forward. Please don’t hesitate to reach out to investments@fundrise.com with any questions or concerns.